                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF OCTOBER 2012

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SHAREHOLDERS’ MEETING 18 OCTOBER 2012

INFORMATION MADE AVAILABLE UPON THE REQUEST OF CONSOB

With an order dated 15 October 2012 Consob asked for the dissemination of some information, set out below, to supplement that contained in the report explaining the Board's proposals to the Shareholders’ Meeting called for 18 October 2012.

Amount of costs/disbursements identified by Deloitte with reference to the Security stream

Consob asked that the amount of “costs/disbursements identified by Deloitte” with reference to the Security stream be identified, as was done for the prepaid card affair.

Reference is made to the information on the in-depth analysis carried out by Deloitte in relation to the Security Department in the period 2000-2007 already contained in the Appendix to the report on corporate governance and share ownership that accompanied the financial statements at 31 December 2010, which may be consulted on the www.telecomitalia.com website, Governance section/Governance System/Annual report on corporate governance. As detailed in that report, and in the report to the Shareholders, on completion of the review as part of the Greenfield Project regarding the economic effects of the Security affair, the consultant provided evidence of both costs/disbursements that are or can be directly linked (mainly consultancy and professional services costs), and costs/disbursements (even potential) that are or can be indirectly linked (costs for legal fees, costs for penalties, compensation already paid or that might be paid in relation to cases and civil actions taken following the matter in question). More specifically, the Deloitte report highlighted:

-

costs for consultancy and professional services associated with the unlawful operations indicated in the indictment decree on 21 November 2008, amounting to approx. 7 million euros

-

further costs for consultancy and professional services not supported by the appropriate documentation for the services rendered, for a total of approximately 26 million euros;

-

professional services costs of approximately 12 million euros charged to  the Company during the tax assessment (and related interest and fines of approximately 5 million euros);

-

costs for legal aid and other consultancy incurred in relation to criminal and civil proceedings ensuing from the matters in question, for an approximate total of 9 million euros;

-

costs incurred to define various positions (employees, Public Administrations, plea bargaining), for an approximate total of 3 million euros;

-

costs incurred for transactions with former employees of the Security Department of 1,705 thousand euros;

-

costs for IT consultancy provided by KPMG of approximately 2.6 million euros.

Deloitte also noted, but did not quantify, the presence of other “potential economic risks”, linked to requests for payment and/or compensation in the context of pending cases. As explained in a note to the report to this Shareholders’ Meeting, the judgement against the Company, jointly with F.C. Internazionale Milano S.p.A., awarding the sum of one million euros to Mr Christian Vieri, pronounced by the Milan Court in August 2012, should be considered of this kind.

It should be noted that the issues considered by Deloitte in the description of the economic effects of the Security affair (in the same way as for the Sim card affair) can at most represent a guide to the sums that are hypothetically liable to be requested as compensation for the pecuniary damage. In the liability proceedings, however, the damage imputable to the breach of Director’s obligations must be proven in terms of the subjective element (fault) and causal nexus. In these terms, the amounts quoted are higher than those that might usefully be formulated in any proceedings, which – on the other hand – could also relate to the non-pecuniary damage suffered by the Company, always provided that breaches by the Director were shown to be the cause.

Bonuses paid to Mr. Buora and Mr. Ruggiero

Consob has requested an indication of the amounts of the bonuses paid to former Executive Directors Carlo Orazio Buora and Riccardo Ruggiero during their respective terms of office, and all other economic remuneration paid in connection with the termination of such office.

The detailed table below was developed from the evidence in the Company financial statements for the years 2001-2007 (available on the www.telecomitalia.com website, Investors section, Financial Statements and Reports channel) and, for severance pay, the report on corporate governance that accompanied the financial statements at 31 December 2007 (available on the www.telecomitalia.com website, Governance section/Governance System/Annual report on corporate governance). The amounts are indicated gross of sums withheld by law; for Mr. Buora, they include the non-competition agreement, with payment of 4 million euros gross, to be paid in semi-annual instalments postponed starting from the end of the employment relationship; for Mr Ruggiero, they include the short- and long-term incentive plans and the non-competition agreement, the payment of which was settled during his employment relationship and, for the 2007 financial year, the remuneration paid as general settlement and early retirement bonus in relation to his employment contract with Telecom Italia.

	Bonus/incentives (in thousands of euros)
	Carlo Orazio Buora	Riccardo Ruggiero
2001	0	-
2002	0	1,201
2003	2,200	1,844
2004	1,250	5,817
2005	2,250	4,527
2006	1,220	1,639
2007	9,805	15,685

Qualification of the amount of the settlment as not merely symbolic

Consob asks for clarification on the assessments at the base of the assertion that the amount of the proposed settlements “would in any event represent a form of compensation that is not merely symbolic for Telecom Italia”, indicating the main grounds for the legal opinions obtained to support this statement.

It should be noted that the Board of Directors has carried out a discretional assessment of the advantageousness of the proposed settlement, in terms of cost/benefit trade-off (and time), comparing the solution of the preventive settlement of the dispute out of court and the solution of starting legal proceedings. In making this comparison, the Board considered the opinion of the consultants, who confirmed, based on their personal professional experience, that there is a history of settlements concluded at values very much lower than the amount claimed in the legal proceedings. In particular, they provided details of historical cases (without the names of the parties, for reasons of confidentiality) of settlements concluded between companies established under Italian law against their directors, all for individual amounts considerably less than one million euros, against requests for damages for tens and sometimes hundreds of millions of euros.

Dissenting votes in the Board Meetings on 1 August and 13 September 2012

As requested by Consob, it should be noted that no dissenting votes were expressed on the resolutions of the board concerning the convening of this shareholders’ meeting and the proposed resolutions submitted to the shareholders for approval.

For his part, Director Zingales qualified his vote on 13 September 2012, explaining that he agreed with the formulation of the settlement proposal to the Shareholders Meeting, the settlement solution itself and the amount specified for this purpose for Mr. Buora, but not the sum offered by Mr. Ruggiero, which he considered too low when compared with the sum offered by Mr. Buora.

Milan, 17 October 2012

This document has been translated into English solely for the convenience of the readers. In the event of a discrepancy, the Italian language version prevails.

Telecom Italia S.p.A.

Registered Office Milan at Piazza degli Affari 2

Executive office and branch office in Rome at Corso d’Italia 41

PEC (Certified Electronic Mail) box: telecomitalia@pec.telecomitalia.it

Share capital 10,693,628,019.25 euros fully paid up

Tax Code, VAT Registration Number and

Milan Business Register Number 00488410010

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2012-2014 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      October 17th, 2012

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager